Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-280117

October 22, 2025

Explanatory Note: The following information is substantially identical to information that Nurix Therapeutics, Inc. (the “Company”) filed on Form 8-K filed on October 22, 2025. Because of technical difficulties experienced by a third-party vendor, the Company is also filing this information as a free writing prospectus.

The Company has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement and other documents that the Company has filed with the SEC for more complete information about our company and this offering. You may get these documents for free by visiting EDGAR or the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from J.P. Morgan, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022, by telephone at (877) 821-7388, or via email at Prospectus_Department@Jefferies.com; or Stifel, Nicolaus & Company, Incorporated, Attention: Prospectus Department, One Montgomery Street, Suite 3700, San Francisco, CA 94104, by telephone at (415) 364-2720, or via email at syndprospectus@stifel.com.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 18, 2025

NURIX THERAPEUTICS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39398	27-0838048
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

1700 Owens Street, Suite 205 San Francisco, California	94158
(Address of Principal Executive Offices)	(Zip Code)

(415) 660-5320

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	NRIX	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

On October 21, 2025, Nurix Therapeutics, Inc. (the “Company”) issued a press release announcing the initiation of the DAYBreak™ clinical trial, a pivotal single-arm Phase 2 study of bexobrutideg (NX-5948) in patients with relapsed or refractory chronic lymphocytic leukemia or small lymphocytic lymphoma. In addition, on October 21, 2025, the Company updated its investor presentation. Copies of the press release and investor presentation are attached as Exhibits 99.1 and 99.2, respectively, to this Current Report on Form 8-K.

In accordance with General Instruction B.2 of Form 8-K, the information in Item 7.01 of this Current Report on Form 8-K shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing. In addition, the information set forth under this Item 7.01, including Exhibits 99.1 and 99.2, shall not be deemed an admission as to the materiality of any information in this Current Report on Form 8-K.

Item 8.01.	Other Events.

On October 21, 2025, the Company announced the initiation of the DAYBreak clinical trial, a pivotal single-arm Phase 2 study of its Bruton tyrosine kinase (“BTK”) degrader bexobrutideg (NX-5948) in patients with relapsed or refractory chronic lymphocytic leukemia or small lymphocytic lymphoma (“r/r CLL/SLL”).

DAYBreak Phase 2 Study Design and Objectives

The DAYBreak study will enroll approximately 100 patients with r/r CLL/SLL who have experienced disease progression following treatment with a covalent BTK inhibitor (“cBTKi”), a non-covalent BTK inhibitor (“ncBTKi”) and a BCL-2 inhibitor (“BCL-2i”). The DAYBreak study aims to evaluate bexobrutideg’s potential to address an unmet medical need in this patient population and generate data to support a potential Accelerated Approval submission. The DAYBreak study’s primary efficacy endpoint is objective response rate per International Workshop on CLL (“iwCLL”) criteria as assessed by an Independent Review Committee (“IRC”). The first DAYBreak study site was activated in October 2025.

Dose Selection and Regulatory Alignment

The DAYBreak study and the Company’s planned Phase 3 confirmatory study of bexobrutideg will evaluate the 600 mg dose taken once daily (“QD”). The selection of the 600 mg dose follows the completion of analysis of data from a randomized cohort within the Phase 1b study comparing 200 mg and 600 mg in accordance with Project Optimus and reflects alignment with global regulators including the U.S. Food and Drug Administration, the U.K Medicines and Healthcare products Regulatory Agency, and the European Medicines Agency.

Planned Phase 3 Confirmatory Study

The Company plans to initiate a randomized confirmatory Phase 3 trial of bexobrutideg in the first half of 2026 in r/r CLL/SLL patients whose disease progressed while receiving a cBTKi. This global Phase 3 confirmatory trial in patients treated in the second line or later setting will enroll approximately 400 patients randomized 1:1 to compare bexobrutideg monotherapy (600 mg oral QD) to an investigator’s choice of pirtobrutinib monotherapy (a ncBTKi), bendamustine + rituximab, or idelalisib + rituximab. The primary efficacy endpoint of the Phase 3 trial will be progression-free survival per iwCLL criteria as assessed by an IRC.

Additional Development Plans

The Company also plans to initiate a Phase 1b/2 combination study of bexobrutideg in the first half of 2026 to expand clinical opportunity across lines of therapy in CLL/SLL, with an initial focus on combinations with current standards of care including BCL-2 inhibitors and anti-CD20 antibodies.

NX-1607 Update

On October 18, 2025, the Company presented new clinical data from its first-in-human Phase 1a study of NX-1607, a first-in-class oral inhibitor of the E3 ligase Casitas B-lineage lymphoma proto-oncogene B (“CBL-B”) in patients with relapsed/refractory solid tumors. Data were presented from a total of 82 patients with eleven different tumor types treated across six QD and five twice-daily (“BID”) dosing regimens ranging from 5 mg to 80 mg total daily dose. Patients were heavily pre-treated with a median of 3 prior regimens including a median of 1 prior chemo/immunotherapy regimen. NX-1607 demonstrated dose-dependent exposure, increases in proximal and distal biomarkers, evidence of peripheral immune activation, and reductions in tumor volume and cancer biomarkers. Despite the advanced stages of disease and the broad range of tumor types included in the trial, NX-1607 demonstrated evidence of clinical activity including reductions in tumor-specific biomarkers (prostate-specific antigen (“PSA”) in prostate cancer and carcinoembryonic antigen in colorectal cancer), long-term stable disease, and a confirmed partial response in a patient with micro-satellite stable colorectal cancer (“MSS CRC”), a tumor type typically unresponsive to immune checkpoint therapy. As of the 26 July 2025 data cut, 71 patients were evaluable for response, with a disease control rate of 49.3%. With respect to duration of response, 7 patients achieved either stable disease (“SD”) or partial response (“PR”) for ≥5 months on treatment and 1 patient with MSS CRC achieved a PR and was treated for 27 months. Further supporting the dose-dependent activity of NX-1607, the greatest reductions in PSA among the prostate cancer patients were achieved in the BID dosing groups with 6/13 patients having PSA reductions of ≥50%.

NX-1607 was shown to be tolerable at pharmacologically active doses and has a safety profile comparable to approved immuno-oncology agents, with most adverse events Grade 2 or less in severity. Immune-related adverse events were observed in 6 patients, indicating on-target immune activation, similar to what is observed with PD-1/PD-L1 therapies. The most common treatment emergent adverse events included nausea and vomiting, which were mitigated by both BID dosing and the introduction of a step-up dosing regimen where patients were initially treated at lower doses and increased to the target dose during the first cycle of treatment.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Exhibit

99.1	Press Release announcing initiation of clinical trial, dated October 21, 2025

99.2	Investor Presentation, dated October 21, 2025

99.3

104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document)

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements contained in this Current Report on Form 8-K that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the therapeutic potential of bexobrutideg, the Company’s plans for the clinical development of bexobrutideg, the planned timing for the initiation and enrollment of patients in current and future clinical trials of bexobrutideg, the planned timing for the provision of updates and findings from the Company’s clinical trials, the potential for accelerated approval, and the Company’s ability to fund development activities and achieve development goals, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, whether the Company will be able to advance, obtain regulatory approval of and ultimately commercialize bexobrutideg, the timing and results of clinical trials, the Company’s ability to fund development activities and achieve development goals, and other risks and uncertainties described under the heading “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2025 and other SEC filings.

The Company disclaims any intention or obligation to update publicly any forward-looking statements, whether in response to new information, future events, or otherwise, except as required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NURIX THERAPEUTICS, INC.

By:	/s/ Christine Ring, Ph.D., J.D.
Christine Ring, Ph.D., J.D.
Chief Legal Officer and Chief Compliance Officer

Date: October 21, 2025

Exhibit 99.1

Nurix Initiates DAYBreak™ Pivotal Study of Bexobrutideg in Relapsed or

Refractory Chronic Lymphocytic Leukemia

600 mg once daily bexobrutideg oral dose cleared by global regulators for pivotal monotherapy trials in relapsed/refractory chronic lymphocytic leukemia (r/r CLL)

Phase 2 DAYBreak trial initiated for potential Accelerated Approval

New preclinical data support bexobrutideg as potential best-in-class BTK degrader profile

[Company will host an investor webcast today, _____day, October __th, at 8:00 a.m. EDT]

San Francisco, Calif., October 2X, 2025 — Nurix Therapeutics, Inc. (Nasdaq: NRIX), a clinical stage biopharmaceutical company focused on the discovery, development, and commercialization of targeted protein degradation medicines, today announced the initiation of the DAYBreak clinical trial, a pivotal single-arm Phase 2 study of bexobrutideg (NX-5948) in patients with relapsed or refractory chronic lymphocytic leukemia.

DAYBreak and the planned Phase 3 confirmatory study of bexobrutideg will evaluate the 600 mg dose taken once daily (QD). The selection of the 600 mg dose follows the completion of the analysis of data from a randomized cohort within the Phase 1b study comparing 200 mg and 600 mg in accordance with Project Optimus and reflects alignment with global regulators including the U.S. Food and Drug Administration, the U.K Medicines and Healthcare products Regulatory Agency, and the European Medicines Agency.

In an investor webcast at 8:00 a.m. ET, today,[ _____day, October __ 2025], Nurix will provide a program update including a review of new preclinical data supporting the potential best-in-class BTK degrader profile of bexobrutideg and discuss the DAYBreak and planned Phase 3 confirmatory studies.

“The initiation of the DAYBreak study marks Nurix’s transition to a pivotal-stage company and a major milestone for bexobrutideg, which our data demonstrate has a potential best-in-class profile,” said Arthur T. Sands, M.D., Ph.D., president and chief executive officer of Nurix. “With the DAYBreak study underway, we are advancing the development of bexobrutideg and are one step closer to registration and commercialization.”

The DAYBreak study will enroll patients with r/r CLL who have experienced disease progression following treatment with a covalent BTK inhibitor (cBTKi), a BCL-2 inhibitor (BCL-2i), and a non-covalent BTK inhibitor (ncBTKi). The DAYBreak study aims to evaluate bexobrutideg’s potential to address an unmet medical need in this patient population and generate data to support a potential Accelerated Approval submission.

Nurix plans to initiate a randomized confirmatory Phase 3 trial in the first half of 2026 in r/r CLL patients whose disease has previously progressed while receiving a cBTKi. This global Phase 3 confirmatory trial in patients treated in the second line or later setting will compare bexobrutideg monotherapy to an investigator’s choice of pirtobrutinib monotherapy (a ncBTKi), bendamustine + rituximab, or idelalisib + rituximab.

“The favorable safety profile observed at the 600 mg bexobrutideg dose allows us to optimize its therapeutic effect, providing patients the opportunity to regain control of CLL that has progressed or has failed to respond to other therapies,” said Paula O’Connor, M.D., chief medical officer of Nurix. “With regulatory alignment, we are advancing a global registrational program intended to address a large unmet need for patients with relapsed or refractory CLL. We look forward to completing this pivotal Phase 2 study and our confirmatory Phase 3 trial as part of our comprehensive development plan designed to provide patients with a much-needed therapeutic alternative.

As an innovator in the field of targeted protein degradation, Nurix has generated significant data to support bexobrutideg’s potential best-in-class BTK degrader profile.

“During our upcoming conference call, we will share highlights from our latest, unpublished preclinical data demonstrating superior degradation potency, broad coverage of clinically relevant BTK mutations, and exquisite selectivity, which together set a high bar for this class of medicines,” said Gwenn Hansen, Ph.D., chief scientific officer of Nurix. “These superior attributes strengthen our conviction that bexobrutideg may prove to be a clinically superior medicine for the treatment of patients with CLL and other B-cell driven diseases.”

Investor webcast

Nurix will host an investor webcast today [October __, 2025, at 8:00 a.m. EDT]. A live webcast and replay of today’s event will be available on the Investors section of the Nurix website at https://ir.nurixtx.com/events. A copy of the materials to be presented at the Investor Update will be filed in an accompanying Form 8-K filing and may be found at https://ir.nurixtx.com/financial-information/sec-filings.

About Nurix Therapeutics, Inc.

Nurix Therapeutics is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of targeted protein degradation medicines, the next frontier in innovative drug design aimed at improving treatment options for patients with cancer and inflammatory diseases. Nurix’s wholly owned, clinical stage pipeline includes degraders of Bruton’s tyrosine kinase (BTK), a B-cell signaling protein, and inhibitors of Casitas B-lineage lymphoma proto-oncogene B (CBL-B), an E3 ligase that regulates activation of multiple immune cell types including T cells and NK cells. Nurix also is advancing multiple potentially first-in-class or best-in-class degraders and degrader antibody conjugates (DACs) in its preclinical pipeline. Nurix’s partnered drug discovery pipeline consists of a preclinical stage degrader of STAT6, a clinical stage degrader of

IRAK4, and multiple additional programs under collaboration agreements with Gilead Sciences, Inc., Sanofi S.A. and Pfizer Inc., within which Nurix retains certain options for co-development, co-commercialization and profit sharing in the United States for multiple drug candidates. Powered by a fully AI-integrated discovery engine capable of tackling any protein class, and coupled with unparalleled ligase expertise, Nurix’s dedicated team has built a formidable advantage in translating the science of targeted protein degradation into clinical advancements. Nurix aims to establish degrader-based treatments at the forefront of patient care, writing medicine’s next chapter with a new script to outmatch disease. Nurix is headquartered in San Francisco, California. For additional information visit http://www.nurixtx.com.

Forward-Looking Statements

This press release contains statements that relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements that reflect Nurix’s expectations, assumptions or projections about the future are forward-looking statements, including, without limitation, statements regarding the therapeutic potential of bexobrutideg, Nurix’s plans for the clinical development of bexobrutideg, the planned timing for the initiation and enrollment of patients in current and future clinical trials of bexobrutideg, and the planned timing for the provision of updates and findings from Nurix’s clinical trials. Forward-looking statements reflect Nurix’s current beliefs, expectations, and assumptions. Although Nurix believes the expectations and assumptions reflected in such forward-looking statements are reasonable, Nurix can give no assurance that they will prove to be correct. Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and changes in circumstances that are difficult to predict, which could cause Nurix’s actual activities and results to differ materially from those expressed in any forward-looking statement. Such risks and uncertainties include, but are not limited to: (i) whether Nurix will be able to advance, obtain regulatory approval of and ultimately commercialize bexobrutideg; (ii) whether Nurix will be able to fund development activities and achieve development goals; (iii) whether Nurix will be able to protect intellectual property and (iv) other risks and uncertainties described under the heading “Risk Factors” in Nurix’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2025, and other SEC filings. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. The statements in this press release speak only as of the date of this press release, even if subsequently made available by Nurix on its website or otherwise. Nurix disclaims any intention or obligation to update publicly any forward-looking statements, whether in response to new information, future events, or otherwise, except as required by applicable law.

Contacts:

Investors

Kris Fortner

Nurix Therapeutics, Inc.

kfortner@nurixtx.com

Elizabeth Wolffe, Ph.D.

Wheelhouse Life Science Advisors

lwolffe@wheelhouselsa.com

Media

Aljanae Reynolds

Wheelhouse Life Science Advisors

areynolds@wheelhouselsa.com

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